Press release for the attention of Wavecom shareholders
Meudon, 19 November 2008 — Gemalto (Euronext NL0000400653 — GTO), the world leader in digital security, wishes to draw attention to various points set out in Wavecom’s Response Document (“Note en Réponse”) approved by the AMF following Gemalto’s takeover bid.
1.	A very attractive offer price for Wavecom shareholders according to the criteria set by Wavecom’s board of directors: Gemalto’s offer of €7 per Wavecom share is particularly advantageous according to the criteria set by Wavecom’s board of directors.

As evidence, on 17 June 2008, less than four months before Gemalto made its offer, Wavecom’s board of directors considered the scenario of a possible acquisition in deciding to grant its chief executive officer a special bonus equal to one year salary and one year bonus in the event of a change of control of Wavecom through a tender offer which represents a premium of greater than 40% of Wavecom’s trading price on the date the offer is filed. As yet, this criterion has not yet been called into question.

Gemalto’s offer meets the criterion set by Wavecom’s board of directors as it entitles the chief executive officer to this exceptional bonus.

2.	A favourable response to Gemalto’s offer from Wavecom’s works council, which represents Wavecom’s employees, contrary to the opinion of the board of directors: On 5 November 2008, the members of Wavecom’s works council decided unanimously and “subject to maintaining employment and technology investments within the company” that “the offer presented by Gemalto is favourable to Wavecom’s development”. It highlighted the merits of a combination with Gemalto and pointed out the strategic uncertainties of the current management team. Wavecom’s works council had already initiated a warning procedure (“Droit d’Alerte”) before the Gemalto offer was commenced, as it was “concerned about the decline in revenues over the last five quarters” and “could not make out any clear strategy from management”.

3.	Continuously disappointing results for Wavecom shareholders: Wavecom reported a decline in earnings for the first, second and third quarters of 2008, while the M2M market continued to grow at a significant rate. Before Wavecom had even announced its third-quarter losses, shareholders had already been penalised by these disappointing results, with the company’s share price falling sharply since July 2007 and dropping to one-quarter of its value over 12 months (down 76% between 4 October 2007 and 3 October 2008, compared with a decline of just 30% for the France CAC IT index or 32% for the CAC Mid & Small 190 index over the same period). Gemalto therefore believes this demonstrates that the fall in Wavecom’s share price since July 2007 is largely due to its financial performance rather than global economic conditions.

In view of these factors, Gemalto questions the relevance of the assertions made by Wavecom’s board of directors concerning:
•	the prospective rebound that has long been promised by Wavecom’s management team;

•	Wavecom’s long-term prospects on a stand-alone basis;

•	the valuations presented for Wavecom in its Response Document (Note en réponse).
Gemalto therefore believes that its proposed acquisition represents the best way for Wavecom to return to profitable growth in the still promising M2M market.
Gemalto therefore invites Wavecom’s shareholders to tender their shares to its offer for €7 in cash per Wavecom share before 15 December 2008, the closing date of the offer.
Gemalto believes that this attractive offer, which presents a premium of 72% to Wavecom’s share price the day before the offer was commenced and a premium of 59% and 50% to the weighted average share price over 1 and 3 months prior to the announcement of the offer, also represents the best opportunity for both shareholders and holders of OCEANE bonds. The offer is subject to Gemalto obtaining Wavecom shares representing at least 50.01% of Wavecom’s existing share capital when the offer closes.
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Gemalto SA’s offer is the subject of an Offer Document (“Note d’Information”) on which the AMF affixed its visa n° 08-225 on 24 October 2008, in accordance with its conformity decision of 24 October 2008. Gemalto’s Offer Document, as approved by the AMF and the additional press release dated 4 November 2008, as well as information concerning the legal, financial and accounting characteristics of Gemalto S.A. and Gemalto are available on the Gemalto website (www.gemalto.com) and the AMF website (www.amf-france.org) and can be obtained free of charge from:

Gemalto S.A.	HSBC France
6, rue de la Verrerie	103, avenue des Champs-Elysées
92190 Meudon	75419 Paris Cedex 08
The circulation, publication or distribution of this press release may be subject to legal or regulatory restrictions in certain countries. This press release is not intended, directly or indirectly, for persons subject to such restrictions. Receipt of this press release does not constitute an offer in a jurisdiction where a tender offer or an offer for securities would be illegal.
Questions and requests for assistance may be directed towards Georgeson on the following toll-free number (from France): 00 800 2667 8826.
This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any securities of Wavecom S.A. The terms and conditions of the U.S. Offer are set forth in the U.S. Offer to Purchase dated October 28, 2008 and the related materials, as amended, that Gemalto filed with the U.S. Securities and Exchange Commission (the “Commission”) on Schedule TO. The terms and conditions of the International Offer are set forth in the Note d’Information, as amended, that Gemalto filed with the French Autorité des marchés financiers (the “AMF”), and on which the AMF affixed its visa n° 08-

225 on October 24, 2008, in accordance with its conformity decision of October 24, 2008. Wavecom securityholders and other investors are urged to read carefully such offer materials (as updated and amended) prior to making any decisions with respect to the Offers because these documents contain important information, including the terms and conditions of the Offers. Wavecom securityholders and other investors can obtain copies of these tender offer materials and any other documents filed with the Commission from the Commission’s website (www.sec.gov) and with the AMF from the AMF’s website (www.amf-france.org), in each case without charge. Such materials filed by Gemalto will also be available for free at Gemalto’s website (www.gemalto.com).
Questions and requests for assistance regarding the U.S. offer may be directed to the Information Agent, Georgeson Inc. (the “Information Agent”) (199 Water Street, 26th Floor New York, NY 10038-3650; U.S. Toll Free Number for holders of Wavecom securities in the United States: (800) 257-5271; U.S. Number for banks and brokers: (212) 440-9800). Requests for additional copies of the U.S. offer documents and other materials may be directed to the Information Agent and will be furnished promptly at Gemalto’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the U.S. Offer.
The publication or distribution of this press release may be subject to statutory or regulatory restrictions in certain countries. The press release is not addressed to individuals subject to such restrictions, either directly or indirectly. Receipt of this press release does not constitute an offer in countries where a tender offer or an offer of securities would be illegal.

Investor Relations	Emlyn Korengold
Vincent Biraud	TBWA Corporate
M. : +33(0) 6 08 48 33 23	T. : +33 (0) 6 08 21 93 74
vincent.biraud@gemalto.com	emlyn.korengold@tbwa-corporate.com

Corporate Communication
Rémi Calvet
M. : +33(0) 6 22 72 81 58
remi.calvet@gemalto.com
About Gemalto
Gemalto (Euronext NL 0000400653 GTO) is the leader in digital security with 2007 annual revenues of over €1.6 billion, more than 85 offices in 40 countries and about 10,000 employees including 1,300 R&D engineers. In a world where the digital revolution is increasingly transforming our lives, Gemalto’s solutions are designed to make personal digital interactions more convenient, secure and enjoyable
Gemalto provides end-to-end digital security solutions, from the development of software applications through design and production of secure personal devices such as smart cards, subscribers’ identification modules (SIM’s), e-passports and tokens to the deployment of managed services for its customers. More than a billion people worldwide use the company’s products and services for telecommunications, financial services, e-government, identity management, multimedia content, digital rights management, IT security, mass transit and many other applications.
As the use of Gemalto’s software and secure devices increases with the number of people interacting in the digital and wireless world, the company is poised to thrive over the coming years.
For more information, please visit www.gemalto.com.